                                                           PAGE 1 OF 11 PAGES




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                         DOMINICK'S SUPERMARKETS, INC.

                         --------------------------
                                (Name of Issuer)

                                  COMMON STOCK

                         --------------------------
                        (Title of Class of Securities)

                                   257159103

                         --------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No. 257159103                                         PAGE 2 OF 11 PAGES


                                      13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO INVESTMENT FUND, L.P.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                            (b) [X]
-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
NUMBER OF
SHARES                            2,927,591 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY                          -------------------------------------------------------------------------------------------------
EACH                              6  SHARED VOTING POWER
REPORTING
PERSON                            0
WITH                              -------------------------------------------------------------------------------------------------
                                  7  SOLE DISPOSITIVE POWER

                                  2,927,591 SHARES OF COMMON STOCK

                                  -------------------------------------------------------------------------------------------------
                                  8 SHARED DISPOSITIVE POWER

                                  0
-----------------------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,927,591 SHARES OF COMMON STOCK
-----------------------------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                                                                               [x]
-----------------------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.9%
-----------------------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

 CUSIP No. 257159103                                         PAGE 3 OF 11 PAGES


                                      13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO INVESTMENT FUND III, L.P.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                            (b) [X]
-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
NUMBER OF
SHARES                            2,668,412 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY                          -------------------------------------------------------------------------------------------------
EACH                              6  SHARED VOTING POWER
REPORTING
PERSON                            0
WITH                              -------------------------------------------------------------------------------------------------
                                  7  SOLE DISPOSITIVE POWER

                                  2,668,412 SHARES OF COMMON STOCK

                                  -------------------------------------------------------------------------------------------------
                                  8 SHARED DISPOSITIVE POWER

                                  0
-----------------------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,668,412 SHARES OF COMMON STOCK
-----------------------------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                                                                               [x]
-----------------------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         15.5%
-----------------------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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 CUSIP No. 257159103                                         PAGE 4 OF 11 PAGES


                                      13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO OVERSEAS PARTNERS III, L.P.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                            (b) [X]
-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
NUMBER OF
SHARES                            160,036 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY                          -------------------------------------------------------------------------------------------------
EACH                              6  SHARED VOTING POWER
REPORTING
PERSON                            0
WITH                              -------------------------------------------------------------------------------------------------
                                  7  SOLE DISPOSITIVE POWER

                                  160,036 SHARES OF COMMON STOCK


                                  -------------------------------------------------------------------------------------------------
                                  8 SHARED DISPOSITIVE POWER

                                  0
-----------------------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         160,036 SHARES OF COMMON STOCK
-----------------------------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                                                                               [x]
-----------------------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.0%
-----------------------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         PN
-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

 CUSIP No. 257159103                                          PAGE 5 OF 11 PAGES


                                      13G

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO (U.K.) PARTNERS III, L.P.
-----------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                            (b) [X]
-----------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------------
                                  5  SOLE VOTING POWER
NUMBER OF
SHARES                            99,142 SHARES OF COMMON STOCK
BENEFICIALLY
OWNED BY                          -------------------------------------------------------------------------------------------------
EACH                              6  SHARED VOTING POWER
REPORTING
PERSON                            0
WITH                              -------------------------------------------------------------------------------------------------
                                  7  SOLE DISPOSITIVE POWER

                                  99,142 SHARES OF COMMON STOCK

                                  -------------------------------------------------------------------------------------------------
                                  8 SHARED DISPOSITIVE POWER

                                  0
-----------------------------------------------------------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         99,142 SHARES OF COMMON STOCK
-----------------------------------------------------------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                                                                               [x]
-----------------------------------------------------------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.6%
-----------------------------------------------------------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         PN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                           PAGE 6 OF 11 PAGES


Item 1.

         (a)     Name of Issuer:  Dominick's Supermarkets, Inc.

         (b)     Address of Issuer's Principal Executive Offices:

                                  505 Railroad Avenue
                                  Northlake, Illinois  60164

Item 2.

         (a)     Name of Person Filing:  Apollo Investment Fund, L .P.
                                         Apollo Investment Fund III, L.P.
                                         Apollo Overseas Partners III, L.P.
                                         Apollo (U.K.) Partners III, L.P.

                 Apollo Advisors, L.P. is the managing general partner of Apollo Investment Fund, L.P. Apollo Capital Management, Inc. is the general partner of Apollo Advisors, L.P.

                 Apollo Advisors II, L.P. is the managing general partner of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P. Apollo Capital Management II, Inc. is the general partner of Apollo Advisors II, L.P.

         (b)     Address of Principal Business Office or, if none, Residence:

                                        Apollo Investment Fund, L.P.
                                        c/o Apollo Advisors, L.P.
                                        Two Manhattanville Road
                                        Purchase, New York 10577

                                        Apollo Investment Fund III, L.P.
                                        Apollo Overseas Partners III, L.P.
                                        Apollo (U.K.) Partners III, L.P.
                                        c/o Apollo Advisors II, L.P.
                                        Two Manhattanville Road
                                        Purchase, New York  10577

         (c)     Citizenship:  Delaware

         (d)     Title of Class of Securities: Common Stock

         (e)     CUSIP Number:  257159103
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                                                            PAGE 7 OF 11 PAGES


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)      [ ]      Broker or Dealer registered under Section 15 of the
                          Act
        (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
        (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                          the Act
        (d)      [ ]      Investment Company registered under section 8 of the
                          Investment Company Act
        (e)      [ ]      Investment Adviser registered under section 203 of
                          the Investment Advisers Act of 1940
        (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                          to the provisions of the Employee Retirement Income
                          Security Act of 1974 or Endowment Fund; see Section
                          240.13d-1(b)(1)(ii)(F)
        (g)      [ ]      Parent Holding Company, in accordance with Section
                          240.13d-1(b)(ii)(G)
        (h)      [ ]      Group, in accordance with Section
                          240.13d-1(b)(1)(ii)(H)


Item 4.          Ownership

                 The information set forth in Items 5 through 11 on pages 2, 3, 4 and 5 of this Schedule is incorporated herein by reference.

                 Apollo Investment Fund, L.P. ("AIF") has sole voting and sole dispositive power with respect to an aggregate of 2,927,591 shares of Common Stock of the Issuer. Such amount includes 1,227,612 shares of Common Stock which may be acquired upon conversion of 1,227,612 shares of Class B Common Stock beneficially owned by AIF.

                 Apollo Investment Fund III, L.P. ("AIF III") has sole voting and sole dispositive power with respect to an aggregate of 2,668,412 shares of Common Stock of the Issuer. Such amount includes 1,118,940 shares of Common Stock which may be acquired upon conversion of 1,118,940 shares of Class B Common Stock beneficially owned by AIF III.

                 Apollo Overseas Partners III, L.P. ("Overseas") has sole voting and sole dispositive power with respect to an aggregate of 160,036 shares of Common Stock of the Issuer. Such amount includes 67,100 shares of Common Stock which may be acquired upon conversion of 67,100 shares of Class B Common Stock beneficially owned by Overseas.

                 Apollo (U.K.) Partners III, L.P. ("UK") has sole voting and sole dispositive power with respect to an aggregate of 99,142 shares of Common Stock of the Issuer. Such amount includes 41,571 shares of Common Stock which may be acquired upon conversion of 41,751 shares of Class B Common Stock beneficially owned by UK.
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                                                            PAGE 8 OF 11 PAGES



                 AIF, AIF III, Overseas and UK (collectively, the "Apollo Entities"), Yucaipa Blackhawk Partners, L.P., Yucaipa Chicago Partners, L.P. and Yucaipa Dominick's Partners, L.P. (collectively, the "Yucaipa Entities"), BT Investment Partners, Inc., Chase Equity Associates, L.P., Crescent/Mach I Partners, L.P., TCW Shared Opportunity Fund II, L.P., Bahrain International Bank, E.C., Bankers Trust New York Corporation, BHF-Bank Aktiengesellschaft, Continental Casualty Company, Fleet National Bank, FSC Corp., Indosuez Dominick's Partners, L.P., International Nederlanden (U.S.) Capital Corporation Midland Montagu Private Equity Inc. and OKGDB & Co. (all of the foregoing, collectively, the "Stockholders"), and Dominick's Supermarkets, Inc. and Dominick's Finer Foods, Inc. (the "Companies") are party to an Amended and Restated Stockholders Agreement dated as of November 1, 1996 (the "Stockholders Agreement").

                As a result of the Stockholders Agreement, AIF, AIF III, Overseas and UK may be deemed to constitute a group with the other Stockholders. The Apollo Entities do not affirm the existence of such a group and disclaim beneficial ownership of shares of Comon Stock beneficially owned by any other Stockholder. Under the terms of the Stockholders Agreement, the Yucaipa Entities and the Apollo Entities are entitled to nominate certain members to the boards of directors of the Companies and the parties thereto have agreed to vote their shares in favor of such nominees. The Stockholders Agreement also provides that the Apollo Entities and certain other stockholders will have the right to participate in any bona fide transfer of the pecuniary interests in Common Stock beneficially owned by the Yucaipa Entities and their affiliates and, in certain circumstances, the Yucaipa Entities will have the right to compel the participation of the Apollo Entities and other stockholders in sales of all outstanding shares of stock of the Issuer.

                The foregoing summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as Exhibit
10.18 to the Company's Form 10-K Annual Report for the year ended November 2, 1996. To the knowledge of the Reporting Persons, the Stockholders are the beneficial owners of approximately 11,714,146 shares of Common Stock in the aggregate. To the knowledge of the Reporting Persons, such amount includes approximately 5,279,549 shares of Common Stock which may be acquired upon conversion of approximately 5,279,549 shares of Class B Common Stock beneficially owned in the aggregate by the Stockholders.


Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.
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                                                             PAGE 9 OF 11 PAGES


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.


Item 8.          Identification and Classification of Members of the Group

                 See item 4.


Item 9.          Notice of Dissolution of Group

                 Not applicable.


Item 10.         Certification

                 This statement is not filed pursuant to Rule 13d-1(b); therefore, the certification is not applicable.

                                                            PAGE 10 OF 11 PAGES



                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, each of the undersigned has agreed, in accordance with Rule 13d-1(f)(1), that this Schedule 13G is filed on behalf of each of them.

Dated:  February 13, 1997


                            APOLLO INVESTMENT FUND, L.P.

                            By:      Apollo Advisors, L.P., its managing
                                     general partner

                                     By:     Apollo Capital Management, Inc.,
                                             its General Partner


                                             By:  /s/ Michael D. Weiner
                                                  -----------------------------
                                                  Name:   Michael D. Weiner
                                                  Title:  Vice President


                            APOLLO INVESTMENT FUND III, L.P.

                            By: Apollo Advisors II, L.P., its managing general partner

                                     By:    Apollo Capital Management II, Inc.,
                                            its General Partner


                                            By:   /s/ Michael D. Weiner
                                                  -----------------------------
                                                  Name:   Michael D. Weiner
                                                  Title:  Vice President

                                                            PAGE 11 OF 11 PAGES




             APOLLO OVERSEAS PARTNERS III, L.P.

             By:   Apollo Advisors II, L.P., its managing general partner

                   By:  Apollo Capital Management II, Inc., its General Partner


                        By:  /s/ Michael D. Weiner
                             --------------------------------------
                             Name:    Michael D. Weiner
                             Title:   Vice President

             APOLLO (U.K.) PARTNERS III, L.P.

             By:   Apollo Advisors II, L.P., its managing general partner

                   By:  Apollo Capital Management II, Inc., its General Partner


                        By:  /s/ Michael D. Weiner
                             --------------------------------------
                             Name:    Michael D. Weiner
                             Title:   Vice President